Exhibit 21

Subsidiaries of the Registrant

Subsidiary	State of Incorporation or Organization
First Business Bank	Wisconsin
First Business Specialty Finance, LLC	Wisconsin
BOC Investment, LLC	Wisconsin
Mitchell Street Apartments Investment, LLC	Wisconsin
ABKC Real Estate, LLC	Kansas
FBB Real Estate 2, LLC	Kansas
FBB Tax Credit Investment, LLC	Wisconsin
First Madison Investment Corp.	Nevada

FBFS Statutory Trust II	Delaware